SECURITIES AND EXCHANGE COMMISSION
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                       SCHEDULE 13D
         UNDER THE SECURITIES EXCHANGE ACT OF 1934
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                 I-INCUBATOR.COM, INC.
                     COMMON STOCK
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                      57632T 10 2
                     (CUSIP NUMBER)
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             7221 Brickell Avenue, Suite 900
                   Miami, Florida 33131
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                      October 4, 1999
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    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
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If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.
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(1) Names of Reporting Persons. S.S. or I.R.S.
    Identification Nos. of Above Persons (entities only):
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       Jamee Freeman
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(2) Check the Appropriate Box if a Member of a Group (See
    Instructions)
(a)
(b)
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(3) SEC Use Only
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(4) Source of Funds (See Instructions): PF
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(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
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(6) Citizenship or Place of Organization:    United States
    of America
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Number of Shares Beneficially Owned by Each Reporting Person
With
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(7) Sole Voting Power: 144,500 (50,000 shares as of 10/4/99)
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(8) Shared Voting Power: 0
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(9) Sole Dispositive Power: 144,500 (50,000 shares as of
    10/4/99)
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(10) Shared Dispositive Power: 0
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(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person: 144,500 (50,000 shares as of 10/4/99)
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(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares
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(13) Percent of Class Represented by Amount in Row (11):
                         1.15% as of October 4, 1999
                         0.59% as of October 18, 2000
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(14) Type of Reporting Person: IN
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ITEM 1. SECURITY AND ISSUER.
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i-Incubator.com, Inc.
Common Stock, $.0001 par value.
7221 Brickell Avenue, Suite 900
Miami, Florida 33131
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ITEM 2. IDENTITY AND BACKGROUND.
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(a) Name:         Jamee Freeman
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(b) Address:      3314 Oak Drive
                  Hollywood, Florida 33021
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(c) Officer and Director of Issuer
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(d) None.
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(e) None.
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(f) Citizenship. United States
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
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The Reporting Person, Jamee Freeman, acquired 50,000 shares of Common Stock from the Issuer on October 23, 1998, based
on a price of $0.0001 par value per share in exchange for services rendered as an officer of the Company. Such shares were issued in reliance on the exemption under 4(2) of the Securities Act of 1933 (the "Act"), as amended, and were restricted in accordance with Rule 144 of the Act. On November 11, 1999, the issuer approved of a 3-1 forward stock split. As a result of the stock split, the Reporting Person was the holder of 150,000 shares of common stock. On June 2, 2000, June 26, 2000, and August 14, 2000, the
Reporting Person engaged in three separate private transactions selling 2,500 shares, 500 shares, and 2,500 shares, respectively.
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ITEM 4. PURPOSE OF TRANSACTION.
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The acquisition by the Reporting Person is based on the
Issuer's status as a Reporting Company. On August 5, 1999, the Issuer filed a Form 10-SB with the Securities and Exchange Commission, which became effective on October 4, 1999. At that point, Ms. Freeman held 50,000 shares of Common Stock of the Issuer, which represented 1.15% of the issued and outstanding shares of the Issuer. Due to the forward stock split on November 11, 1999, Ms. Freeman held 150,000 shares of common stock of the Issuer. Subsequently, Ms. Freemen engaged in a private sale of her securities on three separate occasions, or 5,500 shares in the aggregate. After these transaction, Ms. Freemen held 144,500 shares, or 0.59% of the issued and outstanding shares of the Issuer.
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
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Jamee Freeman currently holds 144,500 of the issued and
outstanding common shares of the Issuer, or 0.59% of the issued and outstanding shares.
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
        ISSUER.
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The Reporting Person has no contracts, arrangements,
understandings or relationships with any other person with respect to any securities of the Issuer.
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
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None
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                        SIGNATURE
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
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Date: November 17, 2000    Signature: /s/ Jamee Freeman
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                                          JAMEE FREEMAN
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